UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

         DIVISION OF
CORPORATION FINANCE


Mail Stop 5546
								November 10, 2005

Via US Mail and Facsimile

Andrew C. Corbin
Chief Financial Officer
Emdeon Corporation
669 River Drive, Center 2
Elmwood Park, NJ

      Re:	Emdeon Corporation (f/k/a WebMD Corporation)
      Form 10-K for the Fiscal Year Ended December 31, 2004
		Filed March 16, 2005
      File No. 000-24975

Dear Mr. Corbin:

      We received your response letter dated October 20, 2005 and have the following comment. Please be as detailed as necessary in the explanation you provide for this comment. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please refer to prior comment two from our letter dated
September
29, 2005. We note your letter dated October 20, 2005 and the quantitative analysis underlying your assessment of the materiality of your operations in Iran. Please also address the materiality of your operations in Iran, and whether they constitute a material investment risk for your security holders, in light of all relevant qualitative factors, including the potential impact on your reputation and share value of your contacts with a country identified as a state sponsor of terrorism and subject to U.S. economic sanctions. Provide us with both your conclusions and the analysis underlying your conclusions.









      Please contact James Lopez at (202) 551-3536 if you have any questions about the comments or our review. You may also contact me at (202) 551-3470.

								Sincerely,


								Cecilia D. Blye, Chief
								Office of Global Security
Risk

cc: 	Barbara Jacobs
		Assistant Director
		Division of Corporation Finance
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Mr. Andrew C. Corbin
WebMD Corporation
November 10, 2005
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